		EXHIBIT 99(a)
HSBC Finance Corporation
Household Mortgage Loan Trust 2004-HC1

Original Principal
Class A	$524,431,000.00
Class M	$147,143,000.00

Number of Bonds (000's)
Class A	524,431
Class M	147,143

		2004 Totals

CLASS A
Class A Principal Payment		88,695,070.52
Class A Interest Payment		3,465,291.76

CLASS M
Class M Principal Payment		24,885,750.00
Class M Interest Payment		1,037,877.06